FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of October 30, 2019

TENARIS, S.A.

(Translation of Registrant's name into English)

TENARIS, S.A.

29, Avenue de la Porte-Neuve 3rd floor

L-2227 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing 2019 Third Quarter Results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2019

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Tenaris Announces 2019 Third Quarter Results

The financial and operational information contained in this press release is based on unaudited consolidated condensed interim financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board and adopted by the European Union, or IFRS. Additionally, this press release includes non-IFRS alternative performance measures i.e., EBITDA, Free cash flow and Net cash / debt. See exhibit I for more details on these alternative performance measures.

Luxembourg, October 30, 2019 - Tenaris S.A. (NYSE and Mexico: TS and MTA Italy: TEN) (“Tenaris”) today announced its results for the quarter and nine months ended September 30, 2019 with comparison to its results for the quarter and nine months ended September 30, 2018.

Summary of 2019 Third Quarter Results

(Comparison with second quarter of 2019 and third quarter of 2018)

	3Q 2019	2Q 2019		3Q 2018
Net sales ($ million)	1,764	1,918	(8%)	1,899	(7%)
Operating income ($ million)	187	234	(20%)	258	(28%)
Net income ($ million)	101	240	(58%)	247	(59%)
Shareholders’ net income ($ million)	107	241	(56%)	247	(57%)
Earnings per ADS ($)	0.18	0.41	(56%)	0.42	(57%)
Earnings per share ($)	0.09	0.20	(56%)	0.21	(57%)
EBITDA ($ million)	322	370	(13%)	394	(18%)
EBITDA margin (% of net sales)	18.2%	19.3%		20.7%

Our third quarter sales fell 8% sequentially and 7% year on year, despite gains in the Middle East and Mexico, reflecting ongoing activity reductions in the US and Argentine shales, which is affecting prices throughout the Americas, and a downturn in our European industrial sales. Our EBITDA margin was affected by a decline in average selling prices and the impact of major maintenance stoppages in the northern hemisphere, principally in Mexico. Net income for the quarter was further affected by the impact of currency devaluations on our income tax charge in Argentina and Mexico and by a lower contribution from our equity investment in Ternium.

Despite the decline in net income, we generated a free cash flow of $287 million, or 16% of revenues, which included a further decline in working capital of $157 million, and we ended the quarter with a net cash position of $964 million.

Interim Dividend Payment

Our board of directors approved the payment of an interim dividend of $0.13 per share ($0.26 per ADS), or approximately $153 million. The payment date will be November 20, 2019 , with an ex-dividend date on November 18, 2019 and record date on November 19, 2019.

Market Background and Outlook

During the third quarter, drilling activity in the US shales fell further, as operators chose to prioritize investor returns over production growth and maintain spending within budget limits announced at the beginning of the year. We do not expect a recovery in US shale drilling activity going into 2020. In Canada, the situation is similar with drilling activity well down on last year and no recovery expected over last year in the upcoming winter drilling season.

In Latin America, drilling activity in Argentina is declining as operators put on hold their investment plans for Vaca Muerta pending more clarity on the policy measures that will be adopted by the incoming government. In Mexico, offshore drilling activity has been increasing.

In the Eastern Hemisphere, drilling activity continues to improve, led by gas developments in the Middle East, and a gradual recovery in offshore basins.

Price levels for steel pipe products in North America have been affected by the decline in demand, the increased competitiveness of domestic welded pipe products reflecting lower costs of hot rolled coils, and continuing high import levels, despite the application of US Section 232 tariffs and quotas.

In the fourth quarter, our sales will be affected by lower average selling prices and the activity slowdowns in the USA and Argentina. We expect to mitigate much of the impact of lower average selling prices with lower costs and maintain our EBITDA margin in line with that of this third quarter. Going into 2020, we expect a recovery in sales, particularly for offshore and gas drilling activity, as well as in margins and cash flow as we work on reducing costs and working capital.

Analysis of 2019 Third Quarter Results

Tubes Sales volume (thousand metric tons)	3Q 2019	2Q 2019		3Q 2018
Seamless	645	674	(4%)	654	(1%)
Welded	150	173	(13%)	199	(25%)
Total	796	846	(6%)	853	(7%)

Tubes	3Q 2019	2Q 2019		3Q 2018
(Net sales - $ million)
North America	772	863	(11%)	887	(13%)
South America	308	337	(9%)	334	(8%)
Europe	136	194	(30%)	148	(8%)
Middle East & Africa	369	315	17%	350	5%
Asia Pacific	77	105	(27%)	77	(1%)
Total net sales ($ million)	1,661	1,814	(8%)	1,797	(8%)
Operating income ($ million)	163	216	(25%)	233	(30%)
Operating margin (% of sales)	9.8%	11.9%		13.0%

Net sales of tubular products and services decreased 8% sequentially and year on year. The sequential decrease reflects a 6% decrease in volumes and a 3% decrease in average selling prices. In North America our sales declined affected by a general decline in prices for all products and lower volumes of line pipe products. In South America, sales of OCTG products in Argentina started to decline in September, and we had lower sales of conductor casing in Brazil. In Europe sales declined reflecting seasonally lower sales of mechanical and line pipe products and lower sales of premium OCTG in the North Sea. In the Middle East and Africa sales increased mainly due to large orders sold in India. In Asia Pacific we had lower sales throughout the region.

Operating income from tubular products and services, amounted to $163 million in the third quarter of 2019, compared to $216 million in the previous quarter and $233 million in the third quarter of 2018. Sequentially, operating income was affected by lower sales and a decrease of 210 basis points in the operating margin. The 3% decline in prices was only partially offset by lower costs as a decline in direct costs was offset by a worse industrial performance related to the plant maintenance stoppages in the northern hemisphere, mainly in Mexico.

Others	3Q 2019	2Q 2019		3Q 2018
Net sales ($ million)	102	104	(1%)	102	0%
Operating income ($ million)	24	18	32%	26	(6%)
Operating income (% of sales)	23.6%	17.7%		25.2%

Net sales of other products and services declined 1% sequentially and remained flat year on year. The improvement in operating income is mainly related to our industrial equipment business in Brazil.

Selling, general and administrative expenses, or SG&A, amounted to $333 million, or 18.9% of net sales in the third quarter of 2019, compared to $339 million, 17.7% in the previous quarter and $336 million, 17.7% in the third quarter of 2018. Sequentially, a reduction in logistic and general expenses was partially offset by higher allowances for doubtful accounts.

Financial results amounted to a gain of $8 million in the third quarter of 2019, compared to a loss of $6 million in the previous quarter and a gain of $13 million in the third quarter of 2018. The gain of the quarter corresponds mainly to an FX gain of $14 million related to the Argentine peso devaluation (36%) on trade, social and financial payables at Argentine subsidiaries which functional currency is the U.S. dollar, partially offset by a $5 million loss due to the devaluation of the Brazilian Real (9%) on U.S. dollar denominated intercompany liabilities at our Brazilian subsidiaries which functional currency is the Brazilian Real, largely compensated by an increase in currency translation adjustment reserve from the Brazilian subsidiaries.

Equity in earnings of non-consolidated companies generated a gain of $13 million in the third quarter of 2019, compared to $26 million in the previous quarter and $56 million in the third quarter of 2018. These results are mainly derived from our equity investment in Ternium (NYSE:TX) and Usiminas.

Income tax charge amounted to $108 million in the third quarter of 2019, compared to $15 million in the previous quarter and $80 million in the third quarter of 2018. This quarter’s income tax includes a charge of approximately $76 million mainly related to the devaluation of the Argentine and Mexican Peso affecting the tax base of our subsidiaries in these two countries. Such effect impacted current income tax charge for $35 million and deferred income tax for $41 million.

Cash Flow and Liquidity of 2019 Third Quarter

Net cash provided by operating activities during the third quarter of 2019 was $374 million, compared to $342 million in the previous quarter and $50 million in the third quarter of last year. During the third quarter of 2019 the operating cash flow includes $157 million from the reduction in working capital.

After capital expenditure of $87 million we generated free cash flow of $287 million (16% of revenues) and ended the quarter with a net cash position of $964 million.

Analysis of 2019 First Nine Months Results

	9M 2019	9M 2018	Increase/(Decrease)
Net sales ($ million)	5,554	5,554	0%
Operating income (loss) ($ million)	681	693	(2%)
Net income ($ million)	583	649	(10%)
Shareholders’ net income ($ million)	591	650	(9%)
Earnings per ADS ($)	1.00	1.10	(9%)
Earnings per share ($)	0.50	0.55	(9%)
EBITDA ($ million)	1,082	1,110	(3%)
EBITDA margin (% of net sales)	19.5%	20.0%

Tubes Sales volume (thousand metric tons)	9M 2019	9M 2018	Increase/(Decrease)
Seamless	1,959	1,994	(2%)
Welded	507	630	(20%)
Total	2,467	2,624	(6%)

Tubes	9M 2019	9M 2018	Increase/(Decrease)
(Net sales - $ million)
North America	2,529	2,521	0%
South America	975	929	5%
Europe	488	480	2%
Middle East & Africa	985	1,105	(11%)
Asia Pacific	263	215	23%
Total net sales ($ million)	5,239	5,249	0%
Operating income ($ million)	618	623	(1%)
Operating income (% of sales)	11.8%	11.9%

Net sales of tubular products and services remained flat, amounting to $5,239 million in the first nine months of 2019, compared to $5,249 million in the first nine months of 2018, reflecting a 6% decrease in volumes offset by a 6% increase in average selling prices.

Operating income from tubular products and services amounted to $618 million in the first nine months of 2019 compared to $623 million in the first nine months of 2018. Results remained relatively flat reflecting stable revenues and margins.

Others	9M 2019	9M 2018	Increase/(Decrease)
Net sales ($ million)	315	305	3%
Operating income ($ million)	63	70	(9%)
Operating margin (% of sales)	20.1%	22.8%

Net sales of other products and services increased 3% to $315 million in the first nine months of 2019, compared to $305 million in the first nine months of 2018, however operating income declined due to a reduction in margins.

SG&A remained flat, amounting to $1,017 million, or 18.3% of net sales during the first nine months of 2019, compared to $1,023 million, or 18.4% in the same period of 2018.

Financial results amounted to a gain of $26 million in the first nine months of 2019 compared to a gain of $44 million in the same period of 2018. While in both periods the gains are mainly related to the Argentine peso devaluation, the nine-month period of 2018 also benefited from the Euro depreciation. In the first nine months of 2019 we had an FX gain of $28 million; $34 million gain related to the Argentine peso devaluation (53%) on Peso denominated liabilities at Argentine subsidiaries which functional currency is the U.S. dollar, partially offset by a $6 million loss due to the devaluation of the Brazilian Real (7%) on U.S. dollar denominated intercompany liabilities at our Brazilian subsidiaries which functional currency is the Brazilian Real.

Equity in earnings of non-consolidated companies generated a gain of $69 million in the first nine months of 2019, compared to a gain of $143 million in the first nine months of 2018. These results are mainly derived from our equity investment in Ternium (NYSE:TX) and Usiminas.

Income tax amounted to a charge of $193 million in the first nine months of 2019, compared to $231 million in the first nine months of 2018. Both periods charges were affected by the Argentine and Mexican peso devaluation on the tax base at our Argentine and Mexican subsidiaries which have the U.S. dollar as their functional currency.

Cash Flow and Liquidity of 2019 First Nine Months

During the first nine months of 2019, net cash provided by operations was $1,264 million, compared to $372 million in the same period of 2018. While in the first nine months of 2019 our working capital decreased by $503 million in the same period of 2018 it increased by $659 million.

Capital expenditures amounted to $270 million in the first nine months of 2019, similar to $274 million in the same period of 2018.

Free cash flow amounted to $994 million (18% of revenues) in the first nine months of 2019, compared to $98 million (2%) in the same period of 2018.

We reached a net cash position of $964 million at September 30, 2019.

Conference call

Tenaris will hold a conference call to discuss the above reported results, on October 31, 2019, at 10:00 a.m. (Eastern Time). Following a brief summary, the conference call will be opened to questions. To access the conference call dial in +1 866 789 1656 within North America or +1 630 489 1502 Internationally. The access number is “5688609”. Please dial in 10 minutes before the scheduled start time. The conference call will be also available by webcast at www.tenaris.com/investors.

A replay of the conference call will be available on our webpage http://ir.tenaris.com/ or by phone from 1.00 pm ET on October 31 through 11:59 pm ET on November 8, 2019. To access the replay by phone, please dial 855 859 2056 or 404 537 3406 and enter passcode “5688609” when prompted.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Press releases and financial statements can be downloaded from Tenaris’s website at www.tenaris.com/investors.

Consolidated Condensed Interim Income Statement

(all amounts in thousands of U.S. dollars)	Three-month period ended September 30,		Nine-month period ended September 30,
	2019	2018	2019	2018
Continuing operations	Unaudited		Unaudited
Net sales	1,763,783	1,898,892	5,553,507	5,553,611
Cost of sales	(1,248,691)	(1,305,232)	(3,863,309)	(3,837,295)
Gross profit	515,092	593,660	1,690,198	1,716,316
Selling, general and administrative expenses	(333,111)	(335,714)	(1,017,085)	(1,022,922)
Other operating income (expense), net	5,139	551	7,511	(264)
Operating income	187,120	258,497	680,624	693,130
Finance Income	13,015	10,804	36,212	29,786
Finance Cost	(13,454)	(8,586)	(31,723)	(29,182)
Other financial results	8,340	10,839	21,670	43,156
Income before equity in earnings of non-consolidated companies and income tax	195,021	271,554	706,783	736,890
Equity in earnings of non-consolidated companies	13,235	55,930	68,659	142,876
Income before income tax	208,256	327,484	775,442	879,766
Income tax	(107,741)	(80,355)	(192,639)	(230,931)
Income for the period	100,515	247,129	582,803	648,835

Attributable to:
Owners of the parent	106,548	246,927	590,913	650,238
Non-controlling interests	(6,033)	202	(8,110)	(1,403)
	100,515	247,129	582,803	648,835

Consolidated Condensed Interim Statement of Financial Position

(all amounts in thousands of U.S. dollars)	At September 30, 2019		At December 31, 2018
	Unaudited
ASSETS
Non-current assets
Property, plant and equipment, net	6,111,975		6,063,908
Intangible assets, net	1,565,891		1,465,965
Right-of-use assets, net	240,182		-
Investments in non-consolidated companies	856,524		805,568
Other investments	42,605		118,155
Deferred tax assets	217,608		181,606
Receivables, net	154,718	9,189,503	151,905	8,787,107
Current assets
Inventories, net	2,387,367		2,524,341
Receivables and prepayments, net	111,673		155,885
Current tax assets	157,056		121,332
Trade receivables, net	1,310,213		1,737,366
Derivative financial instruments	4,697		9,173
Other investments	322,763		487,734
Cash and cash equivalents	1,537,005	5,830,774	428,361	5,464,192
Total assets		15,020,277		14,251,299
EQUITY
Capital and reserves attributable to owners of the parent		11,955,266		11,782,882
Non-controlling interests		200,939		92,610
Total equity		12,156,205		11,875,492
LIABILITIES
Non-current liabilities
Borrowings	49,050		29,187
Lease liabilities	201,693		-
Deferred tax liabilities	380,809		379,039
Other liabilities	239,921		213,129
Provisions	38,748	910,221	36,089	657,444
Current liabilities
Borrowings	873,822		509,820
Lease liabilities	37,781		-
Derivative financial instruments	18,088		11,978
Current tax liabilities	130,961		250,233
Other liabilities	233,838		165,693
Provisions	27,921		24,283
Customer advances	79,581		62,683
Trade payables	551,859	1,953,851	693,673	1,718,363
Total liabilities		2,864,072		2,375,807
Total equity and liabilities		15,020,277		14,251,299

Consolidated Condensed Interim Statement of Cash Flow

	Three-month period ended September 30,		Nine-month period ended September 30,
(all amounts in thousands of U.S. dollars)	2019	2018	2019	2018
Cash flows from operating activities	Unaudited		Unaudited

Income for the period	100,515	247,129	582,803	648,835
Adjustments for:
Depreciation and amortization	134,624	135,044	401,179	417,247
Income tax accruals less payments	9,015	36,987	(145,404)	104,838
Equity in earnings of non-consolidated companies	(13,235)	(55,930)	(68,659)	(142,876)
Interest accruals less payments, net	(3,411)	(811)	(3,706)	5,964
Changes in provisions	(3,182)	(5,194)	(2,208)	(10,815)
Changes in working capital	157,313	(301,306)	503,358	(658,961)
Currency translation adjustment and others	(7,889)	(6,074)	(3,696)	7,288
Net cash provided by operating activities	373,750	49,845	1,263,667	371,520

Cash flows from investing activities
Capital expenditures	(86,643)	(77,938)	(269,707)	(273,669)
Changes in advance to suppliers of property, plant and equipment	1,149	719	3,185	4,937
Acquisition of subsidiaries, net of cash acquired	-	-	(132,845)	-
Additions to associated companies	(9,800)	-	(9,800)	-
Loan to non-consolidated companies	-	(11,220)	-	(14,740)
Repayment of loan by non-consolidated companies	-	3,900	40,470	9,370
Proceeds from disposal of property, plant and equipment and intangible assets	437	1,491	1,173	4,199
Dividends received from non-consolidated companies	-	-	28,974	25,722
Changes in investments in securities	24,463	(47,655)	254,369	348,423
Net cash (used in) provided by investing activities	(70,394)	(130,703)	(84,181)	104,242

Cash flows from financing activities
Dividends paid	-	-	(330,550)	(330,550)
Dividends paid to non-controlling interest in subsidiaries	(1,200)	(590)	(1,872)	(1,698)
Changes in non-controlling interests	-	5	1	4
Payments of lease liabilities	(9,388)	-	(28,835)	-
Proceeds from borrowings	387,000	147,296	1,031,716	723,303
Repayments of borrowings	(320,743)	(251,584)	(733,837)	(948,436)
Net cash (used in) provided by financing activities	55,669	(104,873)	(63,377)	(557,377)

Increase (decrease) in cash and cash equivalents	359,025	(185,731)	1,116,109	(81,615)
Movement in cash and cash equivalents
At the beginning of the period	1,183,017	427,256	426,717	330,090
Effect of exchange rate changes	(6,513)	(5,495)	(7,297)	(12,445)
Increase (decrease) in cash and cash equivalents	359,025	(185,731)	1,116,109	(81,615)
At September 30,	1,535,529	236,030	1,535,529	236,030

Exhibit I – Alternative performance measures

EBITDA, Earnings before interest, tax, depreciation and amortization.

EBITDA provides an analysis of the operating results excluding depreciation and amortization and impairments, as they are non-cash variables which can vary substantially from company to company depending on accounting policies and the accounting value of the assets. EBITDA is an approximation to pre-tax operating cash flow and reflects cash generation before working capital variation. EBITDA is widely used by investors when evaluating businesses (multiples valuation), as well as by rating agencies and creditors to evaluate the level of debt, comparing EBITDA with net debt.

EBITDA is calculated in the following manner:

EBITDA= Operating results + Depreciation and amortization + Impairment charges/(reversals).

	Three-month period ended September 30,		Nine-month period ended September 30,
	2019	2018	2019	2018
Operating income	187,120	258,497	680,624	693,130
Depreciation and amortization	134,624	135,044	401,179	417,247
EBITDA	321,744	393,541	1,081,803	1,110,377

Free Cash Flow

Free cash flow is a measure of financial performance, calculated as operating cash flow less capital expenditures. FCF represents the cash that a company is able to generate after spending the money required to maintain or expand its asset base.

Free cash flow is calculated in the following manner:

Free cash flow = Net cash (used in) provided by operating activities - Capital expenditures.

(all amounts in thousands of U.S. dollars)	Three-month period ended September 30,		Nine-month period ended September 30,
	2019	2018	2019	2018
Net cash provided by operating activities	373,750	49,845	1,263,667	371,520
Capital expenditures	(86,643)	(77,938)	(269,707)	(273,669)
Free cash flow	287,107	(28,093)	993,960	97,851

Net Cash / (Debt)

This is the net balance of cash and cash equivalents, other current investments and fixed income investments held to maturity less total borrowings. It provides a summary of the financial solvency and liquidity of the company. Net cash / (debt) is widely used by investors and rating agencies and creditors to assess the company’s leverage, financial strength, flexibility and risks.

Net cash/ debt is calculated in the following manner:

Net cash= Cash and cash equivalents + Other investments (Current and Non-Current)+/- Derivatives hedging borrowings and investments– Borrowings (Current and Non-Current).

(all amounts in thousands of U.S. dollars)	At September 30,
	2019	2018
Cash and cash equivalents	1,537,005	236,303
Other current investments	322,763	794,330
Non-current Investments	38,678	176,178
Derivatives hedging borrowings and investments	(11,492)	(64,525)
Borrowings – current and non-current	(922,872)	(734,130)
Net cash / (debt)	964,082	408,156